UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the three months ended March 31, 2020

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline Ltd. (the “Company”) for the three months ended March 31, 2020.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3, filed with the Commission on July 5, 2019 (File No. 333-232567).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: May 29, 2020	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD.

As used herein, "we," "us," "our", "Frontline" and "the Company" all refer to Frontline Ltd.. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2020.

General

As of March 31, 2020, the Company’s fleet consisted of 70 vessels, with an aggregate capacity of approximately 13.2 million DWT:

(i)	58 vessels owned by the Company (14 VLCCs, 26 Suezmax tankers, 18 LR2/Aframax tankers);

(ii)	two VLCCs that are under finance leases;

(iii)	one VLCC that is recorded as an investment in finance lease;

(iv)	two VLCCs chartered in from an unrelated third party; and

(v)	seven vessels that are under the Company’s commercial management (three VLCCs, two Suezmax tankers, and two Aframax tankers)

In February 2020, the Company agreed with SFL Corporation Ltd. ("SFL") to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of $3.2 million from SFL for the termination of the current charter. The charter with SFL terminated in February 2020.

In August 2019, the Company entered into a Sale and Purchase Agreement ("SPA") with Trafigura Maritime Logistics ("TML"), a wholly owned subsidiary of Trafigura Group Pte Ltd ("Trafigura"), to acquire 10 Suezmax tankers built in 2019 through the acquisition of a special purpose vehicle, which will hold the vessels ("the Acquisition").In addition, the Company entered into fixed rate, three year time charter-out contracts for five of the 10 Suezmax tankers acquired under the SPA to a subsidiary of Trafigura at a daily base rate of $28,400 with a 50% profit share above the base rate. Up until the closing of the Acquisition, the time-charter revenues, net of charter-hire expense, for these five vessels have been recorded as a reduction in the acquisition costs of 10 vessels acquired under the SPA. From the date of closing of the transaction these revenues related to these arrangements, net of expenses are reflected in our earnings. See Note 19. to our Condensed Consolidated Financial Statements.

Fleet changes

(number of vessels)	Three months ended March 31, 2020	Three months ended March 31, 2019	Year ended December 31, 2019
VLCCs
At start of period	19	17	17
Other acquisitions/newbuilding deliveries	—	1	2
Disposal/lease termination	(1)	—	—
Chartered-in/redelivered	—	—	—
At end of period	18	18	19
Suezmax tankers
At start of period	26	16	16
Chartered-in/redelivered (2)	(10)	—	10
Other acquisitions/newbuilding deliveries (2)	10	—	—
At end of period	26	16	26
LR2/Aframax tankers
At start of period	18	18	18
Other acquisitions/newbuilding deliveries	—	—	—
At end of period	18	18	18
Total
At start of period	63	51	51
Other acquisitions/newbuilding deliveries	10	1	2
Disposal/lease termination	(1)	—	—
Chartered-in/redelivered	(10)	—	10
At end of period	62	52	63

(1) The table above excludes vessels commercially managed on behalf of third parties and related parties and also the vessel recorded as an investment in finance lease.
(2) 10 Suezmax tankers chartered-in from Trafigura have been recorded as owned vessels upon closing of the Acquisition in March 2020.

Tanker Market Update

Frontline’s performance in the first quarter of 2020 was the strongest since the second quarter of 2008 and was achieved amid extreme freight rate volatility. As the COVID-19 pandemic swept across the globe, traditional rate drivers like ton-miles and refinery runs were disregarded as a new, powerful dynamic emerged. As crude oil imports to China began to decrease, the market turned sharply upwards as expected production cuts did not materialize and instead major producers increased output. When Saudi Arabia slashed the official selling price for April for their crude grades the thirst for cheap crude had charterers scrambling to secure tonnage in the Arabian Gulf.

Then came demand destruction as the rapid decline in global air travel and gasoline consumption significantly affected global oil demand. Under normal circumstances, a drop in demand might lead to lower freight rates. These are not normal circumstances, and the speed and the severity of the drop had an opposite impact on tanker rates. The demand shock brought on by COVID-19 was so large and sudden that global commercial inventories surged to record levels, effectively utilizing all available land based capacity. At the same time, the crude oil market went into contango, meaning that the future selling price of crude is higher than today’s price. This encouraged traders to store oil on tankers as land based storage ran out.  Thus, the so-called “floating storage trade” emerged, which drove exceptional demand for short time charter contracts for all types of vessels.

Freight rates are still at healthy levels, but we know that the floating storage trade will not last forever and we may move to an inventory draw period quicker than expected. Destocking of inventories will reduce absolute demand for seaborne transportation of crude as well as refined products. The pace at which oil demand recovers will be a determining factor for how long this inventory draw period lasts.  The most recent EIA forecasts have crude demand contracting by 8.15 mb/d in 2020, a truly significant drop.  The demand for oil is forecasted to recover over the next 18 months, with 2021 forecasted to get back towards the 100 mb/d seen in 2019.  Recently, market participants have been surprised by the speed and depth of the recent oil demand recovery given that the market was in total distress and capitulation less than one month ago.

The lack of growth in the global tanker fleet is one of the most critical drivers of long-term earnings and is ultimately more important than near-term dynamics.  The order book is at a level not seen since 1997 and various factors support our expectation that order books will remain very low over the next 24 months. Also, about a fourth of the VLCC fleet will be 15 years+ in 2021. We also expect vessel off hire to continue to have a material impact on fleet capacity over the next 12 months as a large number of vessels are due to periodic dry dockings, many of which were delayed due to the pandemic.

COVID-19 Update

Frontline implemented a robust emergency management plan in early January in response to the COVID-19 pandemic. The goal of the plan is to ensure the health and safety of our employees while maintaining our business operations as efficiently as possible. All crewing managers are following the guidance issued by the World Health Organization and the International Chamber of Shipping to ensure that the proper protocols are in place on board our vessels. Our commercial department is also hosting regular meetings with all crewing managers across all business segments to discuss and handle any issues, in particular challenges facing our crew and safe operations, as they arise. To date, issues have primarily related to crew transfers.

Results of Operations

Amounts included in the following discussion are derived from our Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2020 and March 31, 2019.

Total operating revenues, voyage expenses and commissions

(in thousands of $)	2020	2019
Time charter revenues	12,614	8,390
Voyage charter revenues	390,191	223,191
Finance lease interest income	—	256
Other income	9,014	6,438
Total operating revenues	411,819	238,275

Voyage expenses and commissions	123,301	97,512

Time charter revenues increased by $4.2 million in the three months ended March 31, 2020 as compared to the three months ended March 31, 2019 primarily due to the income recognized from the five vessels chartered out to Trafigura after the closing of the Acquisition and an increase in rates on the vessels trading under time charters. This was partially offset by redelivery of vessels from time charters back on to voyage charters.

Voyage charter revenues increased by $167.0 million in the three months ended March 31, 2020 as compared to the three months ended March 31, 2019 primarily due to the increase in market freight rates and the delivery of five vessels acquired from Trafigura onto voyage charters. These factors were partially offset by the net increase in vessels trading under time charters and the termination of the lease on one vessel chartered-in from SFL.

The finance lease interest income relates to the investment in a finance lease for one VLCC, which has decreased as the underlying lease receivable was fully amortized.

Other income primarily comprises the income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties. The increase in the three months ended March 31, 2020 as compared to the three months ended March 31, 2019 was due to an increase in newbuilding supervision fees earned.

Voyage expenses and commissions increased by $25.8 million in the three months ended March 31, 2020 as compared to the three months ended March 31, 2019 primarily due to an increase in bunker cost as a result of increased fuel prices driven by IMO 2020 regulations, an increase in commissions due to increased market rates and the delivery of five vessels from Trafigura.

Other operating gains and losses

(in thousands of $)	2020	2019
Gain on termination of vessel leases	7,409	—
Gain on settlement of claim	3,422	—
Gain (loss) on pool arrangements	385	(742)
Other gains	117	—
Other operating gains (losses)	11,333	(742)

In February 2020, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of $3.2 million from SFL for the termination of the current charter and recognized a gain on termination of $7.4 million. The charter with SFL terminated in February 2020.

In the three months ended March 31, 2020, the Company recorded a gain on pool arrangements of $0.4 million (2019: loss of $0.7 million) and a $3.4 million gain on settlement of a claim. A further $0.1 million was recognized in relation to other miscellaneous settlements.

Contingent rental expense (income)

(in thousands of $)	2020	2019
Contingent rental expense (income)	4,736	(1,031)

Contingent rental expense in the three months ended March 31, 2020 relates to the charter party contracts with SFL and is due to the fact that the actual profit share payable in the three months ended March 31, 2020 of $5.9 million (2019: $1.0 million) was $4.7 million more (2019: $1.0 million less) than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the merger with Frontline 2012 Ltd. ("Frontline 2012") in 2015. The increase in contingent rental expense is due to an increase in market rates which has increased the amount payable to SFL in the three months ended March 31, 2020, partially offset by a reduction in the number of vessels leased from SFL.

Ship operating expenses

(in thousands of $)	2020	2019
Ship operating expenses	40,965	32,732

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry docking expenses, lubricating oils and insurance.

Ship operating expenses increased in the three months ended March 31, 2020 as compared to the three months ended March 31, 2019 primarily due to the delivery of two newbuildings and 10 chartered-in vessels since January 1, 2019 and an increase in drydocking costs. These factors were partially offset by a reduction in Ship operating expenses as a result of the redelivery of one vessel chartered-in under long-term lease from SFL.

Charter hire expenses

(in thousands of $)	2020	2019
Charter hire expenses	2,039	2,104

In the three month period ended March 31, 2020 and 2019, the Company chartered-in two VLCCs under operating leases.

Administrative expenses

(in thousands of $)	2020	2019
Administrative expenses	11,355	9,892

Administrative expenses increased in the three months ended March 31, 2020 as compared to the three months ended March 31, 2019 primarily due to an increase in expenses in relation to the management of third party and related party vessels and newbuilding projects and costs in relation to the Company's corporate activities.

Depreciation

(in thousands of $)	2020	2019
Depreciation	32,306	27,401

Depreciation increased in the three months ended March 31, 2020 as compared to the three months ended March 31, 2019 due to the delivery of two newbuildings since January 2019 and the delivery of 10 vessels from Trafigura. These factors were partially offset by a decrease in depreciation due to the redelivery of one vessel chartered-in under finance lease in the first quarter of 2020.

Interest income

(in thousands of $)	2020	2019
Interest income	480	261

Interest income in the three months ended March 31, 2020 and the three months ended March 31, 2019 relates solely to interest received on bank deposits.

Interest expense

(in thousands of $)	2020	2019
Interest expense	(22,634)	(23,441)

Interest expense decreased in the three months ended March 31, 2020 as compared to the three months ended March 31, 2019 primarily due to the scheduled repayment of outstanding debt and the movement in interest rates, offset by the increase in finance lease interest expense due to the net increase in vessels under finance lease and the increased amortization of deferred charges in relation to loan facilities and commitments since January 1, 2019.

Share of results of associated company

(in thousands of $)	2020	2019
Share of results of associated company	1,234	—

In October 2019, the Company announced that FMSI, a company accounted for under the equity method, and Clean Marine AS had entered into a term sheet pursuant to which the entities will effect a business combination to create a leading provider of Exhaust Gas Cleaning Systems ("EGCS" or "scrubbers"). In order to facilitate the merger a new holding company, FMS Holdco, was established into which the former shareholders of FMSI contributed their shareholdings in FMSI in exchange for shares in FMS Holdco. As a result of this transaction, the Company owned 28.9% of the issued share capital of FMS Holdco. FMSI was subsequently sold to Clean Marine by FMS Holdco as a result of the merger in exchange for 50% of the issued share capital of Clean Marine. The merger completed on January 23, 2020. Furthermore, the Company acquired an additional stake in FMS Holdco from another shareholder for $0.8 million. Following the transactions, Frontline owns an effective 17.34% interest in Clean Marine through its 34.7% equity interest in FMS Holdco, which is accounted for under the equity method.

A share of results of FMS Holdco of $0.6 million was recognized in the three months ended March 31, 2020.

In January 2020, the joint venture agreement with Golden Ocean and companies in the Trafigura Group to establish a leading global supplier of marine fuels was completed. As a result, Frontline took a 15% interest in the joint venture company, TFG Marine, and made a $1.5 million shareholder loan to the joint venture company. Frontline concluded that it is able to exercise significant influence over the joint venture company as a result of its equity shareholding and board representation and therefore its investment is accounted for under the equity method. A share of results of TFG Marine of $0.6 million was recognized in the three months ended March 31, 2020.

Unrealized loss on marketable securities

(in thousands of $)	2020	2019
Unrealized gain on marketable securities	(5,397)	(1,381)

The Company recognized an unrealized loss of $5.4 million and $1.4 million due to the movement in the fair value of marketable securities for the three months ended March 31, 2020 and the three months ended March 31, 2019, respectively.

Loss on derivatives

(in thousands of $)	2020	2019
Loss on derivatives	(15,846)	(4,100)

The loss on derivatives in the three months ended March 31, 2020 and the three months ended March 31, 2019 primarily relate to interest rate swap agreements as a result of movements in interest rates.

Other non-operating gain

(in thousands of $)	2020	2019
Other non-operating gain	152	37

Other non-operating gains were primarily comprised of dividends received on marketable securities, offset by bank charges.

Net income attributable to non-controlling interest

(in thousands of $)	2020	2019
Net income attributable to non-controlling interest	—	(80)

Net income attributable to non-controlling interest in the three months ended March 31, 2020 and the three months ended March 31, 2019 is primarily attributable to the non-controlling interests in the results of Seateam Management Pte. Ltd ("Seateam").

Critical Accounting Policies and Estimates

Impairment Assessment of Goodwill

We allocate the cost of acquired companies to identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance may be affected by potential impairment charges related to goodwill. Goodwill is not amortized, but rather reviewed for impairment annually, or more frequently if impairment indicators arise. The Company may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company may elect to bypass the qualitative assessment in any period and proceed directly to performing the first step of the goodwill impairment test. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company assesses relevant events and circumstances. Examples of such events and circumstances include: (i) macroeconomic conditions; (ii) industry and market conditions; (iii) changes in cost factors that may impact earnings and cash flows; (iv) overall financial performance; (v) other entity specific events such as changes in management, strategy, customers or key personnel (vi) other events and (vii) if applicable, changes in the Company's share price, both in absolute terms and relative to peers.

The Company has adopted ASU 2017-04 (ASC 350 Intangibles - Goodwill) effective January 1, 2020, which simplifies the test for goodwill impairment. The accounting update eliminates Step 2 from the goodwill impairment test. Impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities is determined using a one-step approach, based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit is lower than the book value of its net assets, then an impairment loss is recognized for the difference. The Company has one reporting unit for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

We estimate the fair value of the Company based on its market capitalization plus a control premium and compare this to the carrying value of its net assets. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts.

The Company's market capitalization at March 31, 2020 was $1,899.8 million (based on a share price of $9.61) compared to its carrying value of $1,604.4 million. As the market capitalization of the Company was above the carrying value, even without considering any control premium, the Company concluded that there was no requirement for an impairment to the carrying value of goodwill.

If our stock price declines, or if our control premium declines, this could result in an impairment of some or all of the $112.5 million of goodwill. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. The Company believes that a control premium may be attributable, in part or in whole, to the expected synergies from combining the operations of the Company and an acquirer, particularly in respect of the benefits of operating an enlarged oil tanker fleet and assembled workforce as well as being able to take advantage of an expected reduction in costs from an expansion in scale. Events or circumstances may occur that could negatively impact our stock price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. An impairment could have a material negative effect on our condensed consolidated balance sheet and results of operations.

Liquidity and Capital Resources

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium-term basis depends substantially on the trading performance of our vessels in the market.  Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil and product tankers causes the industry to be cyclical in nature.

We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium-term liquidity.
Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in British Pounds, Euros, Norwegian Kroner and Singapore Dollars.
Our short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing, payment of newbuilding installments, payment of upgrading costs in relation to EGCS and Ballast Water Treatment Systems ("BWTS"), lease payments for our chartered-in fleet, contingent rental expense and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.
As of March 31, 2020, and December 31, 2019, we had cash and cash equivalents of $218.5 million, and $174.2 million, respectively. As of March 31, 2020, and December 31, 2019, we had restricted cash balances of $12.7 million, and $3.2 million, respectively. Restricted cash does not include cash balances of $63.7 million (December 2019: $38.3 million), which represents 62% (December 2019: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. Furthermore, Frontline Shipping Limited ("FSL"), the chartering counterparty with SFL with respect to the remaining two VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long-term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, FSL shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As at March 31, 2020, the cash held by FSL was $17.5 million (December 31, 2019: $13.1 million), these amounts are included in "Cash and cash equivalents".
Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and other asset sales.
As of March 31, 2020, total installments of $65.0 million had been paid in connection with the Company's current newbuilding program and remaining commitments amounted to $282.0 million, of which we expect $139.6 million to be paid in 2020, $109.1 million to be paid in 2021 and $33.3 million to be paid in 2022.

As of March 31, 2020, the Company has remaining commitments for the installation of EGCS on 11 vessels owned by the Company, with a financial commitment of $5.1 million, excluding installation costs, which are due in 2020.

As of March 31, 2020, the Company has remaining commitments for the installation of BWTS on eight vessels, with a remaining commitment of $2.9 million excluding installation costs, which is due in 2020.

In August 2019, the Company entered into a sale and purchase agreement with Trafigura to acquire 10 Suezmax tankers built in 2019 through the acquisition of a special purpose vehicle, which will hold the vessels (the “Acquisition”). The Acquisition consideration consists of (i) 16,035,856 ordinary shares of Frontline at an agreed price per the SPA of $8.00 per share issuable upon signing; and (ii) a cash amount of $538.2 million, payable upon the closing of the Acquisition, which took place on March 16, 2020. Frontline agreed to time charter-in all the 10 vessels from Trafigura until the closing of the Acquisition at a daily rate of approximately $23,000. In addition, Frontline has agreed to charter-out five of the vessels to Trafigura for a period of three years at a daily base rate of $28,400 plus 50% profit share. In March 2020, the Company signed a sale-and-leaseback agreement in an amount of $544.0 million with ICBCL to finance the cash amount payable upon closing of the Acquisition, which took place on March 16, 2020. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 2.30%, has an amortization profile of 17.8 years and includes purchase options for Frontline throughout the term with a purchase obligation at the end of the term. See

Note 19. to our Condensed Consolidated Financial Statements for a detailed description of the accounting for this transaction.

In April 2020, the Company repaid $60.0 million of its $275.0 million senior unsecured facility agreement with an affiliate of Hemen, the Company's largest shareholder. Up to $215.0 million remains available following this repayment.

In May 2020, the Company signed a senior secured term loan facility with Crédit Agricole for an amount of up to $62.5 million to part-finance the VLCC resale under construction at HSHI. The facility matures five years after delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years.

In May 2020, the Company signed a restated and amended senior secured term loan facility with Nordea for an amount of up to $50.0 million to refinance an existing loan facility maturing in March 2021. The facility matures in March 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 20 years.

Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the three months ended March 31, 2020.
Net cash provided by operating activities
Net cash provided by operating activities in the three months ended March 31, 2020 was $204.7 million compared to $97.8 million in the three months ended March 31, 2019.

The increase was driven by an increase in voyage and time charter revenues of $171.2 million, partially offset by an increase in voyage and ship operating expenses, of $25.8 million and $8.2 million, respectively. The key factors in relation to this were (i) the increase in market freight rates and (ii) a net increase in the fleet that we own and charter-in primarily as a result of the delivery of the 10 vessels chartered-in and then subsequently acquired from Trafigura and two newbuildings delivered since January 1, 2019 offset by the redelivery on termination of the lease for one vessel chartered in under finance lease from SFL.

The net increases in cash provided by operating activities were partially offset by the movement in working capital balances which has decreased the cash provided by $35.2 million. The movement in working capital balances are impacted by the timing of voyages and in particular the timing of the billing and receipt of freights, and also by the timing of fuelling and consumption of fuel on board our vessels. In particular, freight rates rose significantly since the end of 2019 which has led to a corresponding increase in voyages in progress and receivables as the higher freights, which are typically paid on completion of a voyage, have not been fully received in the three months ended March 31, 2020.

In the three months ended March 31, 2020, the Company received an additional $4.7 million as settlements related to the lease termination and other claims as well as $0.4 million (2019: nil) related to finance lease payments.

Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to March 31, 2020, compared with the actual TCE rates achieved during the three months ended March 31, 2020, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. We estimate that average daily total cash cost break even TCE rates for the remainder of 2020 will be approximately $22,000, $18,600 and $15,000 for our owned and leased VLCCs, Suezmax tankers, and LR2/Aframax tankers, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, dry dock expenses, estimated interest expenses, scheduled loan principal repayments, bareboat hire, time charter hire and corporate overhead costs. These rates do not take into account capital expenditures and contingent rental expense.

Net cash used in investing activities

Net cash used in investing activities of $563.2 million in the three months ended March 31, 2020 comprised mainly of the cash impact of closing the Acquisition with Trafigura of $533.7 million, and capitalized additions of $27.2 million, primarily in respect of additions to six newbuilding contracts along with EGCS and BWTS upgrade costs. In addition, a $1.5 million loan was advanced to TFG Marine, and $0.8 million was paid to acquire an additional share in FMS Holdco, both of which are associated companies accounted for under the equity method. See Note 13. for additional information on transactions related to our investments in associated companies.
Net cash provided by financing activities
Net cash provided by financing activities in the three months ended March 31, 2020 of $412.4 million was primarily a result of drawdown of debt in the amount of $544.0 million in relation to the closing of the Acquisition and the issuance of 798,000 new ordinary shares as part of options exercise which generated net proceeds of $5.8 million. In addition, the Company received $3.2 million as compensation payment in relation to the termination of the finance lease of one VLCC with SFL. This was partially offset by the debt and finance lease repayments of $51.8 million and $7.1 million, respectively, the payment of dividends of $76.8 million, as well as $4.9 million in debt commitment fees paid.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances of $63.7 million (December 2019: $38.3 million), which represents 62% (December 2019: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. These cash amounts are included in "Cash and cash equivalents". Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations.
The current portion of long-term debt includes a $309.6 million balloon payment due on final maturity of the $500.1 million term loan facility in December 2020. The Company expects to refinance this facility prior to its maturity in December 2020. We believe that cash on hand and borrowings under our current and expected credit facilities, along with cash generated from operating activities will be sufficient to fund our requirements for, at least, the twelve months from the date of this interim report.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

As of March 31, 2020, the Company's outstanding debt, which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $1,516.3 million. Based on this, a one percentage point increase in annual LIBOR interest rates would increase its annual interest expense by approximately $15.2 million, excluding the effects of capitalization of interest.

Currency Risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in British pounds, Norwegian kroner or Singapore dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the condensed consolidated financial statements.

Inflation
Inflation has only a moderate effect on the Company's expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.

Interest Rate Swap Agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260.0 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. These newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to a fixed rate. In March 2020, the Company entered into two interest rate swaps with DNB whereby the floating interest rate on notional debt totalling $150.0 million was switched to a fixed rate. In March 2020, the Company entered into one interest rate swap with Nordea Bank whereby the floating interest rate on notional debt of $100.0 million was switched to a fixed rate. The fair value of these swaps at March 31, 2020 was a receivable of nil (December 2019: receivable of $0.1 million) and a payable of $20.0 million (December 2019: $4.3 million). Credit risk exists to the extent that the counterparty is unable to perform under the contracts, but this risk is considered remote as the counterparty is a bank, which participates in the loan facility to which the interest rate swaps are related. The Company recorded a loss on these interest swaps of $15.8 million in the three months ended March 31, 2020 (three months ended March 31, 2019: loss of $4.1 million).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this documents, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include

•	the strength of world economies;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours;

•	the highly cyclical nature of the industry that we operate in;

•	the loss of a large customer or significant business relationship;

•	changes in worldwide oil production and consumption and storage;

•	changes in the Company's operating expenses, including bunker prices, drydocking, crew costs and insurance costs;

•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	risks associated with any future vessel construction;

•	our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;

•	our ability to renew our time charters when they expire or to enter into new time charters;

•	the market for the Company's vessels;

•	availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;

•	availability of skilled crew members other employees and the related labor costs;

•	work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;

•
compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;

•	the impact of the discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR;

•	general economic conditions and conditions in the oil industry;

•	effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;

•	vessel breakdowns and instances of off-hire;

•	the impact of an interruption in or failure of our information technology and communications system upon our ability to operate;

•	potential conflicts of interest involving members of our board of directors and senior management;

•	the failure of counter parties to fully perform their contracts with us;

•	our dependence on key personnel;

•	adequacy of insurance coverage;

•	our ability to obtain indemnities from customers;

•	changes in laws, treaties or regulations;

•	the volatility of the price of our ordinary shares;

•	our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	government requisition of our vessels during a period of war or emergency;

•	potential liability from pending or future litigation;

•	the arrest of our vessels by maritime claimants;

•	general domestic and international political conditions;

•	any further changes in US trade policy that could trigger retaliatory actions by the affected countries;

•	potential disruption of shipping routes due to accidents, political events, acts by terrorists or acts of piracy on ocean-going vessels;

•	the impact of adverse weather and natural disasters;

•	the current outbreak of the coronavirus COVID-19; and

•	other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3 of the Company's Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Commission on March 20, 2020 for a more complete discussion of these and other risks and uncertainties.

FRONTLINE LTD.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Frontline Ltd.
Condensed Consolidated Statements of Operations for the three months ended March 31, 2020 and March 31, 2019
(in thousands of $, except per share data)

	2020	2019
Operating revenues
Time charter revenues	12,614	8,390
Voyage charter revenues	390,191	223,191
Finance lease interest income	—	256
Other income	9,014	6,438
Total operating revenues	411,819	238,275
Other operating gains (losses)	11,333	(742)
Voyages expenses and commissions	123,301	97,512
Contingent rental expense (income)	4,736	(1,031)
Ship operating expenses	40,965	32,732
Charter hire expense	2,039	2,104
Administrative expenses	11,355	9,892
Depreciation	32,306	27,401
Total operating expenses	214,702	168,610
Net operating income	208,450	68,923
Other income (expenses)
Interest income	480	261
Interest expense	(22,634)	(23,441)
Share of results of associated company	1,234	—
Foreign currency exchange loss	(1,100)	(146)
Unrealized loss on marketable securities	(5,397)	(1,381)
Loss on derivatives	(15,846)	(4,100)
Other non-operating gain	152	37
Net other expenses	(43,111)	(28,770)
Net income before income taxes and non-controlling interest	165,339	40,153
Income tax expense	(8)	(42)
Net income	165,331	40,111
Net income attributable to non-controlling interest	—	(80)
Net income attributable to the Company	165,331	40,031

Basic earnings per share attributable to the Company ($)	0.87	0.24
Diluted earnings per share attributable to the Company ($)	0.84	0.24

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31, 2020 and March 31, 2019
(in thousands of $)

	2020	2019
Comprehensive income
Net income	165,331	40,111
Foreign currency translation income	1	106
Other comprehensive income	1	106
Comprehensive income	165,332	40,217

Comprehensive income attributable to non-controlling interest	—	80
Comprehensive income attributable to the Company	165,332	40,137
Comprehensive income	165,332	40,217

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Balance Sheets as of March 31, 2020 and December 31, 2019
(in thousands of $)

	2020	2019
ASSETS
Current assets
Cash and cash equivalents	218,541	174,223
Restricted cash	12,739	3,153
Marketable securities	3,945	3,642
Marketable securities pledged to creditors	1,623	7,323
Trade accounts receivable, net	66,628	63,245
Related party receivables	14,187	15,581
Other receivables	19,910	25,468
Inventories	71,121	66,664
Voyages in progress	72,945	71,339
Prepaid expenses and accrued income	13,851	11,167
Investment in finance lease	—	157
Other current assets	4,107	6,526
Total current assets	499,597	448,488
Long-term assets
Newbuildings	66,898	46,068
Vessels and equipment, net	3,218,903	2,579,905
Vessels and equipment under finance leases, net	60,026	418,390
Right-of-use assets under operating leases	9,430	12,058
Investment in finance lease	10,822	10,822
Investment in associated company	6,825	4,927
Goodwill	112,452	112,452
Loan notes receivable	1,500	—
Long-term derivative instruments receivable	—	148
Prepaid consideration	—	55,287
Other long-term assets	11,460	9,273
Total assets	3,997,913	3,697,818

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	494,402	438,962
Current portion of obligations under finance leases	7,395	283,463
Current portion of obligations under operating leases	2,728	4,916
Related party payables	27,394	20,186
Trade accounts payable	28,327	13,042
Accrued expenses	50,498	75,745
Derivative instruments payable	20,004	4,264
Other current liabilities	9,525	7,545
Total current liabilities	640,273	848,123
Long-term liabilities
Long-term debt	1,683,401	1,254,417

Obligations under finance leases	54,378	76,447
Obligations under operating leases	6,925	7,561
Other long-term liabilities	8,566	1,062
Total liabilities	2,393,543	2,187,610
Commitments and contingencies
Equity
Share capital (197,692,321 shares. 2019: 169,894,321. Par value $1.00)	197,692	196,894
Additional paid in capital	402,021	397,210
Contributed surplus	1,004,094	1,070,688
Accumulated other comprehensive income	331	330
Retained earnings (deficit)	—	(155,146)
Total equity attributable to the Company	1,604,138	1,509,976
Non-controlling interest	232	232
Total equity	1,604,370	1,510,208
Total liabilities and equity	3,997,913	3,697,818

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2020 and March 31, 2019
(in thousands of $)

	2020	2019

Net cash provided by operating activities	204,720	97,757

Additions to newbuildings, vessels and equipment	(27,199)	(59,844)
Investment in associated company	(750)	—
Cash inflow on repayment of loan from associated company	—	3,000
Cash outflow on issuance of loan to associated company	(1,500)	—
Trafigura asset acquisition	(533,748)	—
Net cash used in investing activities	(563,197)	(56,844)

Proceeds from issuance of debt	544,000	55,250
Repayment of long-term debt	(51,808)	(65,471)
Repayment of finance leases	(7,148)	(1,175)
Net proceeds from issuance of shares	5,825	—
Lease termination compensation receipt	3,186	—
Purchase of shares from non-controlling interest	—	(269)
Debt fees paid	(4,895)	—
Dividends paid	(76,779)	—
Net cash (used in) provided by financing activities	412,381	(11,665)

Net change in cash and cash equivalents and restricted cash	53,904	29,248
Cash and cash equivalents and restricted cash at beginning of period	177,376	67,904
Cash and cash equivalents and restricted cash at end of period	231,280	97,152

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Changes in Equity for the three months ended March 31, 2020 and March 31, 2019
(in thousands of $, except number of shares)

	2020	2019
Number of shares outstanding
Balance at beginning of the period	196,894,321	169,821,192
Shares issued on exercise of options	798,000	—
Balance at the end of the period	197,692,321	169,821,192

Share capital
Balance at beginning of the period	196,894	169,821
Shares issued on exercise of options	798	—
Balance at the end of the period	197,692	169,821

Additional paid in capital
Balance at beginning of the period	397,210	198,497
Stock compensation expense	(216)	199
Gain attributable to change in non-controlling interest	—	(70)
Shares issued on exercise of options	5,027	—
Balance at end of the period	402,021	198,626

Contributed surplus
Balance at beginning of the period	1,070,688	1,090,376
Cash dividend	(66,594)	—
Balance at end of the period	1,004,094	1,090,376

Accumulated other comprehensive income
Balance at beginning of the period	330	224
Other comprehensive income	1	106
Balance at end of the period	331	330

Retained earnings (deficit)
Balance at beginning of the period	(155,146)	(295,118)
Net income	165,331	40,031
Cash dividend	(10,185)	—
Balance at end of the period	—	(255,087)

Total equity attributable to the Company	1,604,138	1,204,066

Non-controlling interest
Balance at beginning of the period	232	417
Net income attributable to non-controlling interest	—	80

Adjustment on repurchase of non-controlling interest	—	(199)
Balance at end of the period	232	298

Total equity	1,604,370	1,204,364

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The Unaudited Condensed Interim Financial Statements of Frontline Ltd. (“Frontline” or the “Company”) have been prepared on the same basis as the Company’s Audited Financial Statements, except as noted below in Note 2, and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Unaudited Condensed Interim Financial Statements should be read in conjunction with the Annual Financial Statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on March 20, 2020. The Unaudited Condensed Interim Financial Statements do not include all the disclosures required by US GAAP. The results of operations for the interim period ended March 31, 2020 are not necessarily indicative of the results for the year ending December 31, 2020. The year-end Condensed Consolidated Balance Sheet was derived from audited financial information, but does not include all disclosures required by US GAAP.

2. ACCOUNTING POLICIES

Basis of accounting
The Condensed Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States. The Condensed Consolidated Financial Statements include the assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

The Condensed Consolidated Financial Statements are prepared in accordance with the accounting policies, which are described in the Company's Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the Securities and Exchange Commission on March 20, 2020, with the exception of certain changes noted below.

ASU 2016-13 (ASC 326 Financial Instruments - Credit losses)
The Company has adopted this update effective January 1, 2020 using the modified retrospective transition approach. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. In April 2019, the FASB issued ASU No. 2019-04, Codification improvements to Financial instruments-Credit Losses, (Topic 326), which includes amendments related to the estimate of equity method losses. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The Company assesses allowances for its estimate of expected credit losses based on historical experience, other currently available evidence, and reasonable and supportable forecasts about the future, including the use of credit default ratings from third party providers of credit rating data. The Company assesses credit risk in relation to its non-operating lease receivables using a portfolio approach. The Company's main portfolio segments include (i) state-owned enterprises, (ii) oil majors, (iii) commodities traders and (iv) related parties. In addition, the Company performs individual assessments for customers that do not share risk characteristics with other customers (for example a customer under bankruptcy or a customer with known disputes or collectability issues). The Company makes significant judgements and assumptions to estimate its expected losses. Based on the Company's evaluation, these standard updates have not materially impacted its Condensed Consolidated Financial Statements on adoption or as of March 31, 2020.

ASU 2017-04 (ASC 350 Intangibles - Goodwill)
The Company has adopted this update effective January 1, 2020, which simplifies the test for goodwill impairment. The accounting update eliminates Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of the assets acquired and liabilities assumed in a business combination. Instead, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, however the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The Company will apply the one step approach in our quantitative impairment assessments henceforth which may result in the recognition of impairment losses sooner as compared to the two-step impairment test. There has been no impact of this accounting standard on the Company’s Condensed Consolidated Financial Statements on adoption or as of March 31, 2020.

ASU 2018-13 (ASC 820 Fair Value Measurement)
The Company has adopted this update effective January 1, 2020, which removes, modifies and adds specific disclosure requirements in relation to fair value measurement with the aim of improving the effectiveness of disclosures to the financial statements. The standard update did not materially impact the Condensed Consolidated Financial Statements on adoption or as of March 31, 2020.

ASU 2018-18 (ASC 808 Collaborative Arrangements)
The Company has adopted this update effective January 1, 2020, which provides clarity on when transactions between entities in a collaborative arrangement should be accounted for under the new revenue standard, ASC 606. In determining whether transactions in collaborative arrangements should be accounted under the revenue standard, the update specifies that entities shall apply unit of account guidance to identify distinct goods or services and whether such goods and services are separately identifiable from other promises in the contract. The accounting update also precludes entities from presenting transactions with a collaborative partner which are not in scope of the new revenue standard together with revenue from contracts with customers. The standard update did not materially impact the Condensed Consolidated Financial Statements on adoption or as of March 31, 2020.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. We are currently evaluating the impact of electing the expedients and exceptions for applying GAAP provided by the update on our Condensed Consolidated Financial Statements.

4. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows for the three months ended March 31, 2020 and March 31, 2019:

(in thousands of $)	2020	2019
Net income attributable to the Company	165,331	40,031

	2020	2019
Weighted average number of shares (000s)	189,428	169,821
Dilutive effect of share options	125	—
Dilutive effect of contingently returnable shares	8,212	—
Denominator for diluted earnings per share	197,765	169,821

The impact of stock options using the treasury stock method was dilutive in the three months ended March 31, 2020 as the exercise price was lower than the average share price during the period and, therefore 124,708 options were included in the denominator in the calculation.

The 16,035,856 shares issued to Trafigura as consideration as part of the Acquisition were legally issued and outstanding as of the grant date on August 23, 2019 and were therefore included in share capital from this date. Trafigura was the beneficial owner of the shares, was entitled to exercise voting rights, and was also eligible for any dividends if-and-when declared. ASC 260 defines issued shares that are held in escrow and all or part must be returned if specified conditions are not met as "contingently returnable". The shares issued as part of the Acquisition were treated as contingently returnable shares for the purpose of calculating earnings per share as they were held in escrow until such date after November 30, 2019 that Trafigura wished to dispose of such shares, in which case they could be removed from escrow and sold, with the proceeds being placed in a cash escrow account until closing of the Acquisition. Shares not disposed of prior to closing of the Acquisition remained in the escrow account until the closing of the Acquisition which took place on March 16, 2020. In the three months ended March 31, 2020, 8,212,055 shares were treated as contingently returnable and have been excluded from the denominator in the calculation of basic earnings per share and included in the denominator in the calculation of diluted earnings per share until the closing date.

5. OPERATING REVENUES

Our shipping revenues are primarily generated from time charters and voyage charters. In a time charter, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non-hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. Time charter contracts and bareboat contracts are accounted for under ASC 842 leases and revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charterer is responsible for any short loading of cargo or "dead" freight. The voyage charter party generally has standard payment terms with freight paid on completion of discharge. The voyage charter party generally has a "demurrage" clause. As per this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as voyage revenue, as such, demurrage is considered variable consideration under the contract. Estimates and judgments are required in ascertaining the most likely outcome of a particular voyage and actual outcomes may differ from estimates. Such estimates are reviewed and updated over the term of the voyage charter contract. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo.

Certain of our voyage charter contracts contain a lease. Voyage charters contain a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. Voyage charter revenues and expenses are recognized ratably over the estimated length of each voyage, which the Company has assessed commence on loading of the cargo. The new lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus not separate the non-lease component, or service element, from the lease. Furthermore, the standard requires the Company to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance the Company has assessed that the lease components were the predominant component for all of its time charter contracts. Furthermore, for certain of its voyage charter contracts the lease components were the predominant components.

The lease and non-lease components of our revenues in the three months ended March 31, 2020 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	12,614	—	12,614
Voyage charter revenues	254,039	136,152	390,191
Other income	—	9,014	9,014
Total	266,653	145,166	411,819

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $5.3 million of contract assets were capitalized in the period ended March 31, 2020 as "Other current assets", of which $2.2 million was amortized up to March 31, 2020, leaving a remaining balance of $3.1 million as of March 31, 2020. $4.5 million of contract assets were amortized in the three months ended March 31, 2020 in relation to voyages in progress at the end of December 31, 2019. No impairment losses were recognized in the period.

As at March 31, 2020 and December 31, 2019, the Company reported the following contract assets in relation to its contracts with customers, including those contracts containing lease components where the non-lease component was the predominant component and the revenues where therefore accounted for under ASC 606:

(in thousands of $)	2020	2019
Voyages in progress	34,297	26,021
Trade accounts receivable	36,276	42,104
Related party receivables	9,938	9,137
Other current assets	3,105	4,491
Total	83,616	81,753

The timing and pattern of revenue recognition under our revenue contracts that have lease and non-lease components is not materially different even when accounted for separately under ASC 842 and ASC 606, respectively.

6. OTHER OPERATING GAINS AND LOSSES

Other operating gains and losses for the three months ended March 31, 2020 and March 31, 2019 are as follows:

(in thousands of $)	2020	2019
Gain on termination of vessel lease	7,409	—
Gain on settlement of claim	3,422	—
Gain (loss) on pool arrangements	385	(742)
Other gains	117	—
Other operating gains (losses)	11,333	(742)

7. RESTRICTED CASH

Restricted cash consists of cash, which may only be used for certain purposes and is held under a contractual arrangement.

Restricted cash does not include cash balances of $63.7 million (December 2019: $38.3 million), which represents 62% (December 2019: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. Furthermore, FSL, the chartering counterparty with SFL with respect to the remaining two VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long-term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, FSL shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As at March 31, 2020, the cash held by FSL was $17.5 million (December 31, 2019: $13.1 million), these cash amounts are included in "Cash and cash equivalents".

8. MARKETABLE SECURITIES

A summary of the movements in our marketable securities for the three months ended March 31, 2020 and the year ended December 31, 2019 is presented in the table below:

(in thousands of $)	2020	2019
Balance at beginning of period	3,642	836
Unrealized gain (loss) on marketable securities	(5,397)	1,737
Repurchase of securities pledged to creditors	7,323	8,392
Marketable securities pledged to creditors	(1,623)	(7,323)
Balance at end of period	3,945	3,642

Avance Gas
In the three months ended March 31, 2020, the Company recognized an unrealized loss of $1.6 million in relation to the 0.4 million shares held in Avance Gas Holdings Ltd ("Avance Gas").

SFL

In the three months ended March 31, 2020, the Company recognized an unrealized loss of $0.4 million in relation to the 0.1 million shares held in SFL.

Golden Ocean

In December 2019, the Company sold 1,260,358 shares in Golden Ocean Group Ltd. ("Golden Ocean") for proceeds of $7.2 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in March 2020 for $7.2 million.

In March 2020, the Company repurchased these shares and subsequently sold them for proceeds of $3.7 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in June 2020 for $3.7 million and as such made a net cash settlement of $3.5 million after adjustment for foreign exchange differences. This has been treated as a settlement of debt. The transaction has been accounted for as a secured borrowing, with the shares retained in marketable securities and a liability recorded within short-term debt for $4.0 million. These transactions have been reported on a net basis in the condensed Consolidated Statement of Cash Flows.

As of March 31, 2020, the Company held 1,270,657 shares in Golden Ocean, of which 1,260,358 was held as marketable securities pledged to creditors.

In the three months ended March 31, 2020, the Company recognized an unrealized loss of $3.4 million in relation to the 1.3 million shares held in Golden Ocean.

9. NEWBUILDINGS

Movements in the three months ended March 31, 2020 are summarized as follows;

(in thousands of $)
Balance at December 31, 2019	46,068
Additions, net	20,283
Interest capitalized	547
Balance at March 31, 2020	66,898

As of March 31, 2020, the Company’s newbuilding program comprised one Suezmax tanker, which was delivered in in May 2020, one VLCC, which is expected to be delivered in June 2020, and four LR2 tankers, which are expected to be delivered in January 2021, March 2021, October 2021 and January 2022, respectively.

10. VESSELS AND EQUIPMENT, NET

Movements in the three months ended March 31, 2020 are summarized as follows;

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2019	3,013,506	(433,601)	2,579,905
Depreciation	—	(27,175)
Additions to vessels and equipment	666,173	—
Balance at March 31, 2020	3,679,679	(460,776)	3,218,903
In the three months ended March 31, 2020, the Company completed the acquisition of 10 Suezmax tankers from Trafigura. See Note 19. for full details of the accounting for this transaction. The Company also completed the installation of EGCSs on one vessel during the period.

11. VESSELS AND EQUIPMENT UNDER FINANCE LEASE, NET

As of March 31, 2020, the Company leased in two vessels on long-term time charter from SFL (December 2019: three vessels) which are classified as finance leases.

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2019	484,065	(65,675)	418,390
Additions	48	—
Lease termination	(40,412)	20,682
Trafigura asset acquisition	(339,818)	6,267
Depreciation	—	(5,131)
Balance at March 31, 2020	103,883	(43,857)	60,026

The outstanding obligations under finance leases as of March 31, 2020 are payable as follows:

(in thousands of $)
Year 1	11,705
Year 2	11,325
Year 3	11,325
Year 4	11,737
Year 5	10,946
Thereafter	22,141
Minimum lease payments	79,179
Less: imputed interest	(17,406)
Present value of obligations under finance leases	61,773

The outstanding obligations under finance leases as of December 31, 2019 are payable as follows:

(in thousands of $)
2020	291,964
2021	17,557
2022	16,419
2023	17,557
2024	16,468
Thereafter	25,920
Minimum lease payments	385,885
Less: imputed interest	(25,975)
Present value of obligations under finance leases	359,910

The Company recognized the following income (expenses) in relation to the amortization of finance lease assets and obligations in the three months ended March 31, 2020 and March 31, 2019:

(in thousands of $)	March 31, 2020	March 31, 2019
Depreciation of vessels under finance leases	(5,131)	(2,967)
Interest expense on obligations under finance leases	(3,709)	(1,795)
Contingent rental income (expense)	(4,736)	1,031
Gain on termination of vessel lease	7,409	—
Total finance lease expense, net	(6,167)	(3,731)

The remaining periods on these leases at March 31, 2020 is seven years (December 31, 2019: six to eight years). The weighted average discount rate in relation to the vessels leased from SFL is 7.5%.

12. OPERATING LEASES

As of March 31, 2020, two vessels are leased in on time charter from a third party and have been classified as operating leases. These leases are at fixed rates for an initial two-year period, with an option to extend for an additional year. The minimum lease payments do not include the optional year as the Company assessed that it was not reasonably certain of extending the lease at the date the contracts were entered into. The Company has allocated the consideration due under the leases between the lease and non-lease components based upon the estimated stand alone price of the services provided by the owner of the vessels, which include the provision of crewing, vessel insurance, repairs and maintenance and lubes. In the three months ended March 31, 2020, the Company has recorded the non-lease component of $1.6 million ($1.6 million in the three months ended March 31, 2019) within Ship operating expenses and has recognized the lease component of $2.1 million ($2.1 million in the three months ended March 31, 2019) within Charter hire expense within the condensed Consolidated Statement of Operations. Furthermore, the Company is committed to make rental payments under operating leases for office premises. Certain of these leases include variable lease elements linked to inflation indexes. Such variable payments were estimated on the date of adoption of ASC 842 based on the index at that time and included in the minimum lease payments. In the three months ended March 31, 2020, lease expense of $0.6 million ($0.6 million in the three months ended March 31, 2019) is recorded in Administrative expenses in the Condensed Consolidated Statement of Operations.

Rental expense
The future minimum rental payments under the Company's non-cancellable operating leases as at March 31, 2020 are as follows:

(in thousands of $)
Year 1	3,746
Year 2	1,742
Year 3	1,507
Year 4	1,393
Year 5	1,395
Thereafter	673
Total minimum lease payments	10,456
Less: Imputed interest	(803)
Present value of operating lease liabilities	9,653

Total expense for operating leases was $2.7 million for the three months ended March 31, 2020 (2019: $2.7 million). Total cash paid in respect of operating leases was $2.7 million in the three months ended March 31, 2020 (2019: $2.6 million). The weighted average discount in relation to the operating leases was 3.5% for the three months ended March 31, 2020 and the weighted average lease term was 4 years for the three months ended March 31, 2020.

Rental income
One LR2 tanker and one Suezmax tanker were on fixed rate time charters at March 31, 2020 and December 31, 2019. Two Suezmax tankers were on fixed rate time charters with profit sharing clauses as of December 31, 2019 and were terminated in the three months ended March 31, 2020. In addition, Frontline has agreed to charter-out five vessels to Trafigura under the SPA, for a period of three years at a daily base rate of $28,400 plus 50% profit share. For accounting purposes, the leases did not commence until closing of the transaction, which took place on March 16, 2020. See Note 19 for further details. The minimum future revenues to be received under our fixed rate contracts as of March 31, 2020 are as follows:

(in thousands of $)
Year 1	52,631
Year 2	51,830
Year 3	16,188
Year 4	—
Year 5	—
Thereafter	—
Total minimum lease payments	120,649

Profit share to be earned under our chartering arrangements has been excluded from the minimum future revenues above. Our revenues from these leases have been included within time charter revenues in the Condensed Consolidated Statement of Operations, which solely relates to leasing revenues.

There are no options to extend our operating leases where we are the lessor.

The cost and accumulated depreciation of vessels leased to third parties as of March 31, 2020 were $117.4 million and $37.7 million, respectively, and as of December 31, 2019 were $239.4 million and $47.8 million, respectively.

Contingent rental income
The Company recognized profit share income of $2.8 million in the three months ended March 31, 2020 in relation to the two Suezmax tankers on fixed rate time charters with profit sharing clauses, which were both terminated in the three months ended March 31, 2020.

13. INVESTMENT IN ASSOCIATED COMPANY

In October 2019, the Company announced that FMSI and Clean Marine AS had entered into a term sheet pursuant to which the entities would effect a business combination to create a leading provider of EGCS. In order to facilitate the merger a new holding company, FMS Holdco, was established into which the former shareholders of FMSI contributed their shareholdings in FMSI in exchange for shares in FMS Holdco. As a result of this transaction, the Company owned 28.9% of the issued share capital of FMS Holdco. FMSI was subsequently sold to Clean Marine by FMS Holdco as a result of the merger in exchange for 50% of the issued share capital of Clean Marine. The merger completed on January 23, 2020. Furthermore, the Company acquired an additional stake in FMS Holdco from another shareholder for $0.8 million. Following the transactions, Frontline owns an effective 17.34% interest in Clean Marine through its 34.7% equity interest in FMS Holdco, which is accounted for under the equity method.

A share of results of FMS Holdco of $0.6 million was recognized in the three months ended March 31, 2020.

In January 2020, the joint venture agreement with Golden Ocean and companies in the Trafigura Group to establish a leading global supplier of marine fuels was completed. As a result, Frontline took a 15% interest in the joint venture company, TFG Marine, and made a $1.5 million shareholder loan to the joint venture company. Frontline concluded that it is able to exercise significant influence over the joint venture company as a result of its equity shareholding and board representation and therefore its investment is accounted for under the equity method.

A share of results of TFG Marine of $0.6 million was recognized in the three months ended March 31, 2020.

14. DEBT

In March 2020, the Company signed a sale-and-leaseback agreement in an amount of $544.0 million with ICBCL to finance the cash amount payable upon closing of the Acquisition, which took place on March 16, 2020. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 2.30%, has an amortization profile of 17.8 years and includes purchase options for Frontline throughout the term with a purchase obligation at the end of the term.

The Company is precluded from accounting for the sale of the vessels due to the purchase obligation at the end of the term which prevents the lessor from obtaining control of the vessels and as such the lease has been accounted for as a secured borrowing, with the vessels recorded under "Vessels and equipment, net". As of March 31, 2020 the facility is fully drawn down.

In February 2020, the Company settled the outstanding balances due under the notes payable in relation to the termination of the leases for Front Circassia, Front Page, Front Serenade, Front Stratus and Front Ariake of approximately $20.0 million.

As of March 31, 2020, $155.0 million remains available and undrawn under the senior unsecured facility of up to $275.0 million with an affiliate of Hemen Holding Ltd.

The current portion of long-term debt includes a $309.6 million balloon payment due on final maturity of the $500.1 million term loan facility in December 2020. The Company expects to refinance this facility prior to its maturity in December 2020.

Golden Ocean shares

In December 2019, the Company sold 1,260,358 shares in Golden Ocean for proceeds of $7.2 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in March 2020 for $7.2 million.

In March 2020, the Company repurchased these shares and subsequently sold them for proceeds of $3.7 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in June 2020 for $3.7 million and as such made a net cash settlement of $3.5 million after adjustment for foreign exchange differences. This has been treated as a settlement of debt. The transaction has been accounted for as a secured borrowing, with the shares retained in marketable securities and a liability recorded within short-term debt for $4.0 million. These transactions have been reported on a net basis in the Condensed Consolidated Statement of Cash Flows.

Debt issuance costs

The Company has recorded debt issuance costs (i.e. deferred charges) of $14.4 million at March 31, 2020 (December 2019: $8.0 million) as a direct deduction from the carrying amount of the related debt.

Assets pledged

(in thousands of $)	2020	2019
Vessels and equipment, net	3,217,380	2,578,135

15. SHARE CAPITAL

The authorized share capital of the Company as at March 31, 2020 is $500,000,000 divided into 500,000,000 shares of $1.00 par value each, of which 197,692,321 shares (December 31, 2019:196,894,321 shares) of $1.00 par value each are in issue and fully paid.

In January 2020, the Company issued 798,000 ordinary shares under its share options scheme, the Frontline Scheme, to Robert Hvide Macleod at a strike share price of $7.30 per share.

16. FINANCIAL INSTRUMENTS

Interest rate swap agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260.0 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. Six of these newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to a fixed rate. In March 2020, the Company entered into two interest rate swaps with DNB whereby the floating interest rate on notional debt totalling $150.0 million was switched to a fixed rate. In March 2020, the Company entered into one interest rate swap with Nordea Bank whereby the floating interest rate on notional debt of $100.0 million was switched to a fixed rate.

At March 31, 2020, the Company recorded an asset of nil (December 31, 2019: $0.1 million) and a liability of $20.0 million (December 31, 2019: $4.3 million) in relation to these agreements. The Company recorded a loss on interest rate swaps of $15.8 million in the three months ended March 31, 2020 (three months ended March 31, 2019: loss of $4.1 million).

The interest rate swaps are not designated as hedges and are summarized as at March 31, 2020 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
12,513	June 2013	June 2020	1.4025%
37,445	September 2013	September 2020	1.5035%
63,821	December 2013	December 2020	1.6015%
12,347	March 2014	March 2021	1.6998%
12,690	June 2014	June 2021	1.7995%
13,033	September 2014	September 2021	1.9070%
150,000	February 2016	February 2026	2.1970%
100,000	March 2020	March 2027	0.9750%
50,000	March 2020	March 2027	0.6000%
100,000	March 2020	March 2025	0.9000%
551,849

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities as of March 31, 2020 and December 31, 2019 are as follows:

	2020		2019
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	218,541	218,541	174,223	174,223
Restricted cash	12,739	12,739	3,153	3,153
Liabilities:
Floating rate debt	2,068,195	2,068,195	1,553,928	1,553,928
Fixed rate debt	123,966	123,094	147,413	146,225

The estimated fair value of financial assets and liabilities at March 31, 2020 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	218,541	218,541	—	—
Restricted cash	12,739	12,739	—	—
Liabilities:
Floating rate debt	2,068,195	—	2,068,195	—
Fixed rate debt	123,094	—	3,966	119,128

The estimated fair value of financial assets and liabilities at December 31, 2019 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	174,223	174,223	—	—
Restricted cash	3,153	3,153	—	—
Liabilities:
Floating rate debt	1,553,928	—	1,553,928	—
Fixed rate debt	146,225	—	7,329	138,896

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Cash and cash equivalents – the carrying values in the balance sheet approximate fair value.

Restricted cash – the carrying values in the balance sheet approximate fair value.

Floating rate debt - the fair value of floating rate debt has been determined using level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. Floating rate debt is presented net of deferred financing charges of $14.4 million as of March 31, 2020 (December 2019: $8.0 million).

Fixed rate debt - short-term debt held with a third party bank has been valued using level two inputs, the remaining fixed rate debt has been determined using level 3 inputs being the discounted expected cash flows of the outstanding debt.

Assets Measured at Fair Value on a Nonrecurring Basis
On March 16, 2020 the Company closed the Acquisition with Trafigura and recorded the vessels and time charters acquired based on their proportionate share of the fair value of the total consideration of $651.8 million. As such, $11.9 million of the combined fair value of the consideration has been recognized within other current and long-term liabilities in relation to the time charters, and the vessels have been recorded at a combined fair value of $663.7 million. See Note 19. for further details. The fair value of the vessels acquired upon were valued (level 2) based on the average of broker valuations from two different ship broker companies. The brokers assess each vessel based on, among others, age, yard, deadweight capacity and compare this to market transactions. The time charter contracts were fair valued (level 3) using an 'excess earnings' technique whereby the terms of the contract are assessed relative to current market conditions and they are recorded at the sum of the incremental or decremental cash flows arising over the life of the contracts.

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are listed equity securities considered to be available-for-sale securities for which the fair value as at the balance sheet date is their aggregate market value based on quoted market prices (level 1).

The fair value (level 2) of derivative interest rate agreements is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both the Company and the derivative counterparty.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, or SEB, HSBC, Royal Bank of Scotland, or RBS, DNB Bank ASA, or DNB and Nordea Bank Norge, or Nordea. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with DNB. However, the Company believes this risk is remote.

17. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: SFL, Seadrill Limited, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean, Arcadia Petroleum Limited, Archer Limited, Flex LNG Ltd and Avance Gas. We also own interests in TFG Marine and FMS Holdco which are accounted for as equity method investments.

SFL Transactions
As of March 31, 2020, the Company held two vessels under finance leases, which are leased from SFL. The remaining periods on these leases at March 31, 2020 was approximately seven years.

In February 2020, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of $3.2 million from SFL for the termination of the current charter. The Company recognized a gain on termination, including the compensation payment, of $7.4 million in the three months ended March 31, 2020. The charter with SFL terminated in February 2020. In conjunction with the termination of the lease, the Company has settled the outstanding balances due under the notes payable in relation to the termination of the leases for Front Circassia, Front Page, Front Serenade, Front Stratus and Front Ariake of approximately $20.0 million. The Company was charged $0.2 million in the three months ended March 31, 2020 (three months ended March 31, 2019: $0.4 million) for interest expense in relation to these notes.

A summary of leasing transactions with SFL in the three months ended March 31, 2020 and March 31, 2019 are as follows;

(in thousands of $)	2020	2019
Charter hire payable (principal and interest)	2,398	2,970
Lease interest expense	1,331	1,795
Contingent rental expense (income)	4,736	(1,031)
Remaining lease obligation	61,773	96,585

Contingent rental expense in 2020 is due to the fact that the actual profit share expense earned by SFL in the three months ended March 31, 2020 of $5.9 million (three months ended March 31, 2019: $1.0 million) was $4.7 million more (three months ended March 31, 2019: $1.0 million less) than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the merger between Frontline Ltd. and Frontline 2012 Ltd.

In January 2014, the Company commenced a pooling arrangement with SFL, between two of its Suezmax tankers Front Odin and Front Njord and two SFL vessels Glorycrown and Everbright. The Company recognized income of $0.4 million in the three months ended March 31, 2020 in relation to this pooling arrangement (three months ended March 31, 2019: loss of $0.7 million).

Transactions with associated companies
In the three months ended March 31, 2020, the Company paid or accrued amounts totalling $2.8 million due to FMSI in relation to the installation of EGCS on its owned and leased vessels.

As of March 31, 2020, the Company has committed to the installation of EGCS with FMSI on 11 vessels owned by the Company, with a financial commitment of $5.1 million, excluding installation costs.

In the three months ended March 31, 2020, the Company completed the acquisition of 15% of the share capital of TFG Marine which is accounted for under the equity method. As result of this transaction the Company advanced a shareholder loan of $1.5 million to TFG Marine. The Company also entered into a bunker supply arrangement with TFG Marine, under which it has paid $4.8 million to TFG Marine in relation to bunker procurement and $0.9 million remains due as at March 31, 2020. The Company has also agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with the joint venture. As at March 31, 2020 there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura group and becomes payable, then Frontline shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $6.0 million. There are no amounts payable under this guarantee as at March 31, 2020.

Transactions with other affiliates of Hemen
The Company has entered into a senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. The Company recognized interest expense of $1.9 million in the three months ended March 31, 2020 (three months ended March 31, 2019: $2.7 million). The Credit Facility is repayable in May 2021 and $155.0 million remains available and undrawn as at March 31, 2020.

In the three months ended March 31, 2020, the Company chartered three of its vessels on voyage charters to an affiliate of Hemen Holding Ltd. The Company recognized revenue of $0.6 million in relation to these voyages.

A summary of net amounts earned from (paid to) related parties in the three months ended March 31, 2020 and March 31, 2019 are as follows:

(in thousands of $)	2020	2019
Seatankers Management Co. Ltd	4,801	2,797
SFL	1,189	30
Golden Ocean	1,687	1,834
Flex LNG Ltd	360	134
Seatankers Management Norway AS	(161)	(119)
Seadrill Limited	98	66
Archer Limited	93	75
Arcadia Petroleum Limited	555	—
Avance Gas	172	16
Other related parties	51	20

Amounts earned from related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and the provision of other administrative services and guarantee fees.

Related party balances
A summary of balances due from related parties at March 31, 2020 and December 31, 2019 is as follows:

(in thousands of $)	2020	2019
SFL	2,664	4,982
Seatankers Management Co. Ltd	5,473	5,490
Archer Limited	98	94
Golden Ocean	3,988	3,593
Seadrill Limited	1,060	554
Flex LNG Ltd	426	391
Avance Gas	273	240
Other related parties	205	237
	14,187	15,581

A summary of balances due to related parties at March 31, 2020 and December 31, 2019 is as follows:

(in thousands of $)	2020	2019
SFL	12,752	9,193
Seatankers Management Co. Ltd	4,655	4,037
Avance Gas	84	79
Flex LNG Ltd	575	636
Golden Ocean	9,328	6,241
	27,394	20,186

See also Note 11., Note 13., Note 14. and Note 18. for details regarding related party transactions and balances.

18. COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with mutual protection and indemnity associations, who are members of the International Group of P&I Clubs. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

As of March 31, 2020, the Company’s newbuilding program comprised one Suezmax tanker, which was delivered in May 2020, one VLCC, which is expected to be delivered in June 2020, and four LR2 tankers, which are expected to be delivered in January 2021, March 2021, October 2021 and January 2022, respectively. As of March 31, 2020, total instalments of $65.0 million had been paid and remaining commitments amounted to $282.0 million, of which we expect $139.6 million to be paid in 2020, $109.1 million to be paid in 2021 and $33.3 million to be paid in 2022.

As of March 31, 2020, the Company has remaining commitments for the installation of EGCS on 11 vessels owned by the Company, with a financial commitment of $5.1 million, excluding installation costs, which are due in 2020.

As of March 31, 2020, the Company has remaining commitments for the installation of Ballast Water Treatment Systems on eight vessels, with a remaining commitment of $2.9 million excluding installation costs, which is due in 2020.

As of March 31, 2020, the Company had entered into forward bunker purchase arrangements for the delivery of 5,000 MT of bunker fuel per month for delivery between October 2020 to December 2021. The contracts oblige the company to purchase and take delivery of the fixed quantity of physical fuel at prices between $325 per MT and $365 per MT.

As of March 31, 2020, the Company has agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. . The Company may revoke the guarantee at any time giving 15 days notice, provided that the revocation will not terminate or limit the liability in respect of amounts incurred under the guarantee prior to the revocation. As at March 31, 2020 there are no exposures under this guarantee in relation to the two subsidiaries of Hemen. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura group and becomes payable then Frontline shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $6.0 million. There are no amounts payable under this guarantee as at March 31, 2020. See Note 13. for further details.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for unpaid charter hire, demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition individually and in the aggregate.

19. TRAFIGURA TRANSACTION

In August 2019, the Company entered into a sale and purchase agreement with Trafigura to acquire 10 Suezmax tankers built in 2019 through the acquisition of a special purpose vehicle, which will hold the vessels (the "Acquisition"). The Acquisition has been accounted for as an asset acquisition rather than a business combination as substantially all of the fair value of the gross assets acquired on closing of the Acquisition is concentrated in the value of the vessels, being a group of similar identifiable assets.

The Acquisition consideration consists of (i) 16,035,856 ordinary shares of Frontline at an agreed price per the SPA of $8.00 per share issuable upon signing; and (ii) a cash amount of $538.2 million, payable upon the closing of the Acquisition, which took place on March 16, 2020. Frontline agreed to time charter-in all the 10 vessels from Trafigura until the closing of the Acquisition at a daily rate of approximately $23,000. In addition, Frontline has agreed to charter-out five of the vessels to Trafigura for a period of three years at a daily base rate of $28,400 plus 50% profit share.

Upon commencement of the charters for the five vessels, which the Company does not charter back to Trafigura, the Company concluded that the charter-in constituted a finance lease, due to the obligation to purchase the underlying asset, and recognized a right-of-use asset and finance lease obligation until closing of the Acquisition. The lease obligation for these vessels on signing of the agreement includes the scheduled charter payments and the cash amount to be paid on closing of $269.2 million, discounted using the rate implicit in the lease. On issuance of the shares on August 23, 2019, the Company initially recorded a prepaid expense of $63.5 million, based on the grant date fair value of the shares of $7.92 per share, which was subsequently adjusted to the right-of-use asset on commencement of the leases. The Company recognized a right-of-use asset of $336.0 million and a finance lease obligation of $272.0 million in respect of these vessels as of December 31, 2019. Depreciation of $6.3 million ($2.5 million for the three months ended March 31, 2020) and finance lease interest expense of $6.1 million ($2.4 million for the three months ended March 31, 2020) has been recognized up until March 16, 2020 in relation to these vessels. The weighted average discount rate for these finance leases is 4.36%. On closing of the Acquisition, the lease and purchase obligations were settled, and the right-of-use assets were transferred to vessels and equipment.

For the five vessels chartered back to Trafigura, the Company determined that the charter-in of the vessels did not commence until closing of the Acquisition, as control of the right-of-use asset did not transfer to Frontline until then as a result of the lease back to Trafigura. The Company allocated 8,017,928 of the shares issued to the purchase consideration for these vessels, which was recognized as prepaid acquisition cost. The grant date fair value of these shares was $63.5 million, based on a share price of $7.92. In addition, the Company committed to pay a cash amount of $269.0 million on closing of the Acquisition. The net difference between the cash amounts paid and received on the charter-in and charter-out of these vessels has been treated as a reduction of the transaction price for all of the vessels. Accordingly, $17.0 million ($7.1 million for the three months ended March 31, 2020) of receipts, net of payments, including accrued profit share due, has not been recognized in net income and has been treated as a reduction of the Acquisition cost of all of the vessels. Of this, $13.9 million ($5.7 million for the three months ended March 31, 2020) has been offset against prepaid consideration and $3.1 million ($1.4 million for the three months ended March 31, 2020) has been recorded under the finance lease obligations. On closing of the Acquisition, the purchase obligations were settled and the vessels were recognized on the balance sheet. In addition, the Company assessed that part of the consideration should be allocated to the time charters attached to the vessels as a result of the movement in the market value of these charters since signing of the SPA and up until the date of closing.

On closing of the Acquisition, the total fair value of the consideration comprised primarily of (i) the 16,035,856 shares issued on signing of the SPA and measured at the grant date fair value of $127.0 million, (ii) the cash amount payable upon closing of $538.2 million and (iii) a reduction in purchase consideration of $13.9 million related to the net difference between the cash amounts paid and received on the charter-in and charter-out of the vessels to Trafigura, along with associated profit share. The Company has allocated the fair value of the consideration proportionately to the vessels and the time charters that have been treated as acquired on the date of closing. As such, $11.9 million of the combined fair value of the consideration has been recognized within other current and long-term liabilities in relation to the time charters, and the vessels have been recorded at a combined fair value of $663.7 million.

20. SUBSEQUENT EVENTS

In April 2020, the Company repaid $60.0 million of its $275.0 million senior unsecured facility agreement with an affiliate of Hemen, the Company's largest shareholder. Up to $215.0 million remains available following this repayment.

In April 2020, the Company sold one VLCC recorded as an investment in finance lease as at March 31, 2020, expected to be delivered to buyers in the second quarter of 2020. The Company expects to record a gain of approximately $13.0 million as a result of this transaction.

In May 2020, the Company signed a senior secured term loan facility with Crédit Agricole for an amount of up to $62.5 million to part-finance the VLCC resale under construction at HSHI. The facility matures five years after delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years.

In May 2020, the Company signed a restated and amended senior secured term loan facility with Nordea for an amount of up to $50.0 million to refinance an existing loan facility maturing in March 2021. The facility matures in March 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 20 years.

In May 2020, the Company took delivery of the Suezmax tanker Front Cruiser from HSHI.

In May 2020, the Company declared a cash dividend of $0.70 per share for the three months ended March 31, 2020.